June 27, 2012

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	TESARO, Inc.
Registration Statement on Form S-1
File No. 333-180309

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as the representatives of the underwriters, hereby join with TESARO, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Wednesday, June 27, 2010, at 5:00 pm, Eastern Standard Time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 19, 2012
(ii)	Approximate dates of distribution: June 19, 2012, to June 27, 2012
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: 7,067
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s Russell Chong
Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s Jessica Chutter
Authorized Signatory

LEERINK SWANN LLC

By:	/s Anthony Gibney
Authorized Signatory

[TESARO, Inc. Acceleration Request]